Exhibit 24.3

RESOLUTION

WHEREAS, The Board, at its regularly scheduled meeting held on January 18, 2013, authorized the registration and sale of up to $2,500,000,000 of securities, by increasing the amount remaining under a prior authorization at its regularly scheduled meeting held on December 9, 2010 (the two authorizations are collectively referred to as the “Prior Authority”); and

WHEREAS, The Board desires to authorize the registration and sale of an additional $1,500,000,000, on the same terms and conditions as set forth in the Prior Authority; now, therefore,

RESOLVED, That the Prior Authority is revised to permit the Company to issue up to $4,000,000,000 in securities from and after the date of this meeting; and further

RESOLVED, That except as modified hereby, the Prior Authority remains in full force and effect.